September 17, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jim B. Rosenberg

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended in December 31, 2012
Filed March 8, 2013
File No. 001-14094

Dear Mr. Rosenberg:

On behalf of Meadowbrook Insurance Group, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 22, 2013 (the “Comment Letter”), and have indicated, where applicable, our intent to amend a filing or provide information within our future filings. For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Results of Operations

Reserves, page 43

1.
Please refer to your response to our comment one.  Your proposed disclosure under “Workers Compensation Excluding Residual Markets”, “Commercial Multiple Peril/General Liability”, and “Commercial Automobile” focuses on the accident year combined ratio which excludes changes in your estimates for prior years.  As previously requested, please provide proposed disclosure to present a balanced discussion clarifying the reasons why the trend in the combined ratio has increased/decreased over the last two years and the effect that trend is expected to have on your results of operations.  Additionally, please clarify why you use a four year average for the Commercial Multiple Peril/General Liability and Commercial Automobile combined ratio whereas the Workers’ Compensation Excluding Residual Markets you use a three year average.

Management’s Responses:
In response to comment #1 on the Form 10-K for Fiscal Year Ended December 31, 2012, under Results of Operation, Reserves, the 2012 10-K four-year average accident year combined ratios were used as a measure of long-term profitability.  For the workers compensation line, a three-year average was used.  This line of business increased in volume substantially in 2009 with growth in California workers compensation.  On an earned basis, accident year 2009 is therefore a partial “start up” year and was excluded from the average to avoid skewing the long-term profitability measure.

In addition, we will be replacing the disclosure proposed in our August 13, 2013 response letter with a table and detailed analysis which will include both the calendar and accident year combined ratios for five years (2013 will be added.)  The following table and disclosure will be included with the Form 10-K filing for the year ended December 31, 2013:

Calendar Year Combined Ratio	2012	2011	2010	2009
Workers' Compensation	108.8%	102.3%	101.5%	93.3%
Residual Market	146.7%	214.8%	103.6%	108.6%
CMP/GL	108.1%	90.9%	83.7%	87.2%
Auto	126.5%	110.3%	97.7%	96.0%
Other	109.3%	96.2%	92.7%	100.7%
Total	111.4%	99.8%	95.2%	93.3%

Prior Year Development – Loss & LAE (in thousands)
Accident Year	2012	2011	2010	2009
2008 & Prior	$11,272	$1,873	$(29,783)	$(28,670)
2009	18,708	1,394	(1,220)
2010	22,508	4,044
2011	33,027
Total	$85,515	$7,311	$(31,003)	$(28,670)

Reconciliation of Calendar Year Combined Ratios to Accident Year Combined Ratios
	2012	2011	2010	2009
Calendar Year Combined Ratio	111.4%	99.8%	95.2%	93.3%
Prior Year Development – Loss & LAE (% of related year NEP)
Accident Year
2008 & Prior	1.3%	0.3%	(4.5%)	(5.3%)
2009	2.2%	0.2%	(0.2%)
2010	2.6%	0.5%
2011	3.9%
Total	10.0%	1.0%	(4.7%)	(5.3%)
Accident Year Combined Ratio Originally Reported	101.4%	98.8%	99.9%	98.6%

As shown in the first table above, the calendar year combined ratios increased to over 100% in calendar year 2012, primarily driven by adverse development on prior accident year Loss & Loss Adjustment Expense (“LAE”).  The second table shows the prior year development allocated to the related accident years.  The last table reconciles the calendar year combined ratio to the accident year combined ratios as they were originally reported for the related 12 month period,

The accident year combined ratios provides management with an assessment of a specific accident period’s profitability (which matches policy pricing with related losses) and assists management in their evaluation of product pricing levels and quality of business written in individual years.   The current accident year’s combined ratio plus the current calendar year development on prior accident years reserves (as a percent of net earned premium) equals the current calendar year’s combined ratio.  Prior accident year development is thus appropriately assigned and added to the accident years that triggered such liability.  Therefore, each accident year’s developed combined ratio includes all development adjustments that have been recorded in all calendar periods to-date.  The net earned premium and expenses remain fixed in the calendar period in which they were recorded and thus the sole difference between the calendar and accident year combined ratio is the allocation of the Loss & LAE to year.  The incurred Loss & LAE inception-to-date does not change in total, but only in such accident year allocation.

Allocation of Loss & LAE to accident year is a more appropriate match of revenue (net earned premium) and expenses (Loss & LAE) than calendar year.  Accident year combined ratios furthermore allow management to monitor changes over time in the profitability of the business written year-over-year and the impact of operational changes such as rate increases, underwriting actions, etc.

Accident Year Combined Ratio Originally Reported
	2012	2011	2010	2009
Workers' Compensation	100.8%	99.3%	99.2%	98.1%
Residual Market	173.3%	354.5%	331.8%	203.9%
CMP/GL	94.3%	93.3%	96.0%	92.4%
Auto	110.4%	105.7%	106.5%	100.0%
Other	106.1%	96.9%	96.2%	104.8%
Total	101.4%	98.8%	99.9%	98.6%
Accident Year Prior Year Development – Loss & LAE (in thousands)
Development Year	2012	2011	2010	2009
2010	$0	$0	$0	$(1,220)
2011			4,044	1,394
2012		33,027	22,508	18,708
Total	$0	$33,027	$26,552	$18,882

Reconciliation of Accident Year Combined Ratios Originally Reported to Accident Year Combined Ratios Developed through 12/31/12
	2012	2011	2010	2009
Accident Year Combined Ratio Originally Reported	101.4%	98.8%	99.9%	98.6%
Total Prior Year Development – Loss & LAE (% of related year NEP)
Development Year
2010				(0.2%)
2011			0.6%	0.3%
2012		4.4%	3.4%	3.5%
Total	0.0%	4.4%	4.0%	3.6%
Accident Year Combined Ratio developed through 12/31/12	101.4%	103.2%	103.9%	102.2%

Accident Year Combined Ratio Developed through 12/31/12
	2012	2011	2010	2009
Workers' Compensation	100.8%	101.7%	107.2%	111.9%
Residual Market	173.3%	374.1%	254.6%	137.0%
CMP/GL	94.3%	99.7%	92.6%	94.9%
Auto	110.4%	114.2%	115.6%	95.7%
Other	105.9%	99.7%	97.6%	103.6%
Total	101.4%	103.2%	103.9%	102.2%

The table above shows accident year combined ratios in which the prior year development has been reallocated to the appropriate accident year, which was primarily related to accident years 2009, 2010, and 2011.  The developed accident year combined ratio measurement allowed management to observe unprofitable combined ratios in those accident years (despite having profitable calendar year combined ratios) and respond by increasing rates and terminating unprofitable business.  Such actions have led to a downward trend in the developed accident year combined ratio over the three accident years, which is not clearly evident in the calendar year combined ratio because of the effect of prior year development in the two most recent calendar years.  Management records its best estimate of reserves at each accounting date.  The recent adverse development was an upward adjustment in the prior accident year reserve levels to move up in the range of indications and is not indicative of an expected trend going forward.

Notes to Consolidated Financial Statements

8. Regulatory Matters and Rating Issues, page 85

2.	With respect to your response to our comment four, please confirm that the disclosures required under ASC 944-505-50-2 through 50-6 are not applicable.

Management’s Responses:
In response to comment #2 on the Form 10-K for Fiscal Year Ended December 31, 2012, footnote 8, “Regulatory Matters and Rating Issues,” the following details the disclosures required under ASC 944-505-50-2 through 50-6.  In addition we have included the explanations which support the Company's conclusion that the related disclosures are not applicable.  Supporting explanations are indicated in bold and underlined below.

944-505-50 -2 through 50-6 Disclosure

General Note: The Disclosure Section provides guidance regarding the disclosure in the notes to financial statements. In some cases, disclosure may relate to disclosure on the face of the financial statements.

General

50-2 The disclosure requirements beginning in the following paragraph apply to annual and complete sets of interim financial statements prepared in conformity with generally accepted accounting principles (GAAP). The disclosures in the following paragraph shall be made if both of the following conditions are met:

The Company did not meet both of the following conditions and therefore the disclosure is not applicable.

1.	a. The use of prescribed or permitted statutory accounting practices (individually or in the aggregate) results in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had National Association of Insurance Commissioners' statutory accounting practices been followed.

The Company's prescribed and permitted statutory accounting practices did not materially impact the statutory surplus or risk-based capital that would have been reported in accordance with the NAIC's statutory accounting practices.   The surplus impact was approximately $480,000 or 0.11% of NAIC surplus and therefore the company did not meet this condition.

A reconciliation of the Company’s surplus between NAIC SAP and practices prescribed by the state of Michigan is shown below.

2012
Statutory surplus, state of Michigan basis	$426,257,090
Difference in provision for reinsurance due to ceded balances payable	544,000
Difference in Bail bond premium net of agent commissions	(1,022,919)
Statutory surplus, NAIC SAP basis	$425,778,171

2.	b. Either of the following conditions is met:

a.	1. State-prescribed statutory accounting practices differ from National Association of Insurance Commissioners' statutory accounting practices.

This statement is true for the Company as Michigan Department of Insurance and Financial Services (DIFS) does not allow the use of ceded balances payable to unauthorized reinsurers to be used as an offset against ceded paid and unpaid Loss and Loss Adjustment Expenses (LAE) recoverable, and unearned premiums recoverable from unauthorized reinsurers when determining the Company's provision for reinsurance liability.  See the related impact in the table above.

b.	2. Permitted state statutory accounting practices differ from either state-prescribed statutory accounting practices or National Association of Insurance Commissioners' statutory accounting practices.

 This statement is true for the Company as the Company was granted a permitted practice by the State of Michigan which allows the company to report bail bond premiums net of agent commissions.  This is a deviation from standard practices for reporting written premiums as described in statutory accounting principle No. 53 (SSAP 53).  The permitted practice was granted for the reporting period beginning December 31, 2012.  See the related impact in the table above.

50-3 If the criteria in the preceding paragraph are met, insurance entities shall disclose both of the following at the date each financial statement is presented:

The Company did not meet the criteria in the preceding paragraph and therefore disclosure is not applicable.

1.	a. A description of the prescribed or permitted statutory accounting practice

2.	b. The related monetary effect on statutory surplus of using an accounting practice that differs from either state-prescribed statutory accounting practices or National Association of Insurance Commissioners' statutory accounting practices.

50-4 The disclosures in the preceding paragraph shall be applied by all of the following entities if the entity prepares U.S. GAAP financial statements:

The Company did not meet the criteria in the preceding paragraph and therefore this disclosure is not applicable.

1.	a. A U.S. insurance entity

2.	b. A U.S. entity with a U.S. insurance subsidiary

3.	c. A foreign entity with a U.S. insurance subsidiary.

 50-5 If a foreign insurance entity that does not have a U.S. insurance subsidiary prepares U.S. GAAP financial statements or is included in its parent’s consolidated U.S. GAAP financial statements, the notes to financial statements shall disclose permitted regulatory accounting practices that significantly differ from the prescribed regulatory accounting practices of its respective regulatory authority and their monetary effects.

The Company does not include any foreign insurance entities and therefore this disclosure is not applicable.

50-6 If an insurance entity's risk-based capital would have triggered a regulatory event had it not used a permitted practice, that fact shall be disclosed in the financial statements.

The Company's prescribed or permitted practices did not materially impact the Company's statutory surplus or risk-based capital and therefore this disclosure is not applicable. See response to 944-505-50-2 above for details.

14. Goodwill and Other Intangible Assets
Goodwill, page 90

3.
Please refer to your response to our comment five.  On page five of your response, you state “Management estimated that the fair value of the Specialty Insurance Operations (SIO) unit was $723.5 million at December 31, 2012.”  However on page six, you state “The fair value of the Company was estimated by management at $621.0 million using the two approaches as described above.”  Please reconcile these statements. We note you indicate that the carrying value of the unit was $670 million.

Management’s Responses:
In response to comment #3 on the Form 10-K for Fiscal Year Ended December 31, 2012, footnote 14, “Goodwill and Other Intangible Assets,” the following table reconciles the carrying value and the fair value of the Specialty Insurance Operations (SIO) reporting unit to the carrying value and the fair value of the entire Company at December 31, 2012:

$ in '000s - Combined Income and Market Approaches
Reporting Unit (RU)	Pro Forma Carrying Value	Fair Value	Value in Excess of Pro Forma Carrying Value
Specialty Insurance Operations RU	$670,202	$723,623	$53,421
Agency RU	$8,582	$17,907	$9,325
Net Assets to be Retained by Corporate RU	$(120,504)	$(120,504)	n/	a
Total	$558,280	$621,025	$62,745

As demonstrated in the above reconciliation, when the fair value of SIO is combined with the fair values of the other two reporting units, the result is a fair value of $621.0 million for the entire Company.  The carrying value of SIO of $670.2 million combined with the carrying value of the other two reporting units results in a carrying value of $558.3 million for the Company’s total shareholders’ equity on December 31, 2012.

14. Goodwill and Other Intangible Assets
Goodwill, page 90

4.	Please address the following regarding your goodwill impairment analysis for the SIO unit:

•	For the market approach, please provide a summary of the peer companies used in your analysis, the reasons you believe the companies are similar to the SIO unit, and any factors which would deem the companies dissimilar. In your response, for each of these companies, tell us the following information at your valuation date:
o	annual revenues; o net income/loss; o assets;
o	equity;
o	type of business and/or lines of business;
o	enterprise value;
o	market cap;
o
financial metrics, multiples, and/or ratios used to evaluate comparability such as price to earnings, EBITDA, revenues and/or earnings multiples, liquidity or profitability ratios such as the combined ratio, etc.;

o	any adjustments made to take into consideration if the peer group or individual company within the group is not comparable;
o	any significant non-recurring items within the peer group and whether or not an adjustment was made

•	For the income approach, please tell us why the company believes its cash flow forecast used is reasonable. Provide us any assumptions that were used that are not consistent with your historical results of operations, including any growth rate assumed. In addition, you state that the company has consistently operated at the high end of the peer group range with respect to premium leverage and therefore it is reasonable that you would continue to be able to do so in the future. Please tell us why you believe that you are able to sustain a ratio at the high end for an extended period of time. In this regard, tell us how long you have consistently operated at the high end of the peer group range.

•	You state that on August 2, 2013, A.M. Best Company downgraded the Company’s financial strength rating from “A-” (Excellent) with a “negative” outlook to “B++” (Good) with a “stable” outlook. You also state that you consider the downgrade a trigger event and you began an interim goodwill valuation impairment analysis. Based upon the results of your goodwill impairment test, the Company has concluded that its goodwill, which had a carrying value of $121 million as of June 30, 2013, was impaired as of June 30, 2013. Please tell us what factors existed at June 30, 2013 that did not exist at March 31, 2013 or December 31, 2012 that would indicate the impairment is being recorded in the appropriate period. In addition, to the extent known, tell us what factors A.M. Best used in determining a downgrade was appropriate. In this regard, it appears that only the March 31, 2013 financial statements were publicly filed at the time of the downgrade.

Management’s Responses:
The following is management’s response to comment #4 on the Form 10-K for Fiscal Year Ended December 31, 2012, footnote 14, “Goodwill and Other Intangible Assets:”

The Company evaluates existing goodwill for impairment on an annual basis as of October 1st, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Goodwill impairment is performed at the reporting unit level.

Estimating the fair value of reporting units is a subjective process involving the use of estimates and judgments, particularly related to future cash flows, discount rates (including market risk premiums) and market multiples.  The fair values of the reporting units were estimated using a blend of two commonly used valuation techniques, the market approach and the income approach.  The Company gives consideration to both valuation approaches, noting that each is appropriate and reasonable for the valuation of the reporting units.

Market Approach

For the market approach, valuations of reporting units were based on an analysis of price multiples of net income, net book value and net tangible book value.  The peer group price multiples used in the analysis were selected based on management’s judgment.  The following table summarizes the companies selected as our peer group including the ticker symbols and lines of business:

Ticker	Company	Lines of Business
AFSI	AmTrust Financial Services, Inc.	Commercial Liability, Special & Warranty, Specialty Programs
AGII	Argo Group International Holdings, Ltd.	Excess & Surplus Lines, Commercial Specialty, International Specialty
AMSF	Amerisafe, Inc.	Workers Compensation
HALL	Hallmark Financial Services, Inc.	Standard Commercial, Specialty Commercial, Personal lines
HCC	HCC Insurance Holdings, Inc.	Professional Liability, Accident & Health, Surety & Credit
MIG	Meadowbrook Insurance Group, Inc.	Workers Compensation, Product Liability, Comm Multi-Peril, Commercial Auto
OB	OneBeacon Insurance Group, Ltd.	Casualty and Property Lines
RLI	RLI Corp.	Casualty and Property Lines, Surety
TWGP	Tower Group, Inc.	Workers Compensation, Commercial Multi-Peril, Private & Commercial Auto

The Company focuses on specialty niche commercial insurance underwriting and insurance administration services.  The Company markets and underwrites specialty property and casualty insurance programs and products on both an admitted and non-admitted basis through a broad and diverse network of independent retail agents, wholesalers, program administrators and general agents, who value service, specialized knowledge, and focused expertise.  Program business refers to an aggregation of individually underwritten risks that have some unique characteristic and are distributed through a select group of agents.

As illustrated in the tables included, the selected peer group companies have business characteristics similar to the Company and all operate as commercial property and casualty insurers that focus primarily on commercial lines that include workers compensation, general liability and other specialty lines.  Many of the peer companies also operate within the specialty insurance market providing specialty niche insurance expertise.  Peer group companies’ gross written premiums range from $400.0 million to $2.7 billion.  The following table summarizes financial data and metrics of the peer group as of December 31, 2012:

$ in '000's	Ticker Symbol
Financial Data	AFSI	AGII	AMSF	HALL		HCC	MIG		OB		RLI	TWGP		Average
Gross Written Premium	$2,749	$1,746	$329	$390		$2,784	$1,067		$1,259		$785	$1,971		$1,453
Net Written Premium	$1,648	$1,245	$313	$332		$2,253	$798		$1,179		$593	$1,739		$1,122
Annual Net Revenue	$1,888	$1,336	$321	$342		$2,526	$997		$1,241		$670	$1,920		$1,249
Net Income (Loss)	$185	$52	$29	$4		$391	$12		$(18)		$103	$(28)		$81
Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA)	$305	$127	$39	$12		$599	$22		$60		$152	$14		$148
Total Assets	$7,417	$6,689	$1,221	$790		$10,268	$2,713		$5,402		$2,645	$4,749		$4,655
Total Equity	$1,247	$1,514	$381	$221		$3,543	$558		$1,017		$796	$1,015		$1,144
Market Capitalization	$1,928	$837	$498	$181		$3,755	$288		$1,326		$1,375	$683		$1,208
Stock Price	$28.69	$33.59	$27.25	$9.39		$37.21	$5.78		$13.90		$64.66	$17.79		$26.47

Price to Operating Earnings Ratio	10.3	23.0	18.4	N/	M	9.9	N/	M	22.1		16.1	N/	M	16.6
Price to Tangible Book Value Ratio	3.06	0.66	1.30	1.18		1.41	0.70		N/	A	1.91	1.08		1.41
Combined Ratio	90%	105%	98%	102%		84%	111%		98%		89%	109%		98%

Management believes that the peer group selected has characteristics and financial metrics that provide an appropriate representation for use in the market approach and is reasonably comparable to the Company.  In the Company’s analysis and research of the peer group companies, there were no significant dissimilarities between the Company and the peer group companies requiring adjustment.

Generally, the three multiples calculated in the market approach include average peer group price to earnings, price to net book value and price to net tangible book value.  The price to earnings ratio was not used in the Company’s analysis due to the net losses experienced by both the Company and two other peer companies during 2012.  The table below summarizes the analysis and peer group multiples that generated $733.0 million in fair value compared to $670.2 million in carrying value for the SIO reporting unit as of December 31, 2012.

$'s and Shares in '000's
Company	Stock Price	Market Cap	Shares	Book Value	Tangible Book Value	Trailing 12 Month Price/Earnings		Price/Book Value	Price/Tangible Book Value
AmTrust Financial Services, Inc	$28.69	1,920	66.92	$1,156	$739	$10.80		$1.66	$2.60
Argo Group International Holdings, Ltd..	33.59	844	25.12	$1,542	$1,300	14.50		0.55	0.65
Amerisafe, Inc	27.25	496	18.19	$372	$372	17.70		1.33	1.33
Hallmark Financial Services, Inc	9.39	181	19.26	$219	$150	N/	A	0.83	1.20
HCC Insurance Holdings, Inc	37.21	3,769	101.30	$3,505	$2,619	9.70		1.08	1.44
Meadowbrook Insurance Group, Inc	5.78	288	49.78	$557	$405	N/	A	0.52	0.71
OneBeacon Insurance Group, Ltd	13.90	1,326	95.40	$1,064	$1,064	51.70		1.25	1.25
RLI Corp	64.66	1,375	21.26	$894	$835	13.30		1.54	1.65
Tower Group, Inc	17.79	683	38.41	$1,099	$745	15.40		0.62	0.92

Average Minority Interest Market Multiples of Peer Group (excludes high and low observations)						14.34		1.02	1.21
Estimated Control Premium Percentage						10.00%		10.00%	10.00%
Estimated Control Premium Amount						1.43		0.10	0.12
Estimated Controlling Interest Market Multiple						15.77		1.12	1.34

Income Approach

For the income approach, the Company estimated future cash flows using a discounted cash flow model (“DCF model”).  A DCF model was selected as it would likely be comparable to what would be used by market participants to estimate fair value.  The DCF model incorporated expected future growth rates, terminal value amounts, and the applicable weighted-average cost of capital to discount estimated cash flows.  In order to estimate the fair value of the SIO reporting unit, the Company used a 10 year projection in the discounted cash flow analysis.

Forecast year 2013

The 2013 estimation was based upon a detailed budgeting process bridged from the 2012 actual results.

Gross Written Premium

The Company reported $1,067.0 million in gross written premium for fiscal year 2012.  The Company projects the 2013 gross written premium to be approximately $987.0 million, a reduction of $80.0 million or 7.4%.  The difference included approximately $100.0 million in premium where the Company identified certain programs to terminate as prior corrective actions directed at improving profitability were unsuccessful.  Offsetting the premium decrease on terminated business was an expected increase in exposure base of about $20.0 million.

Commission and Fees (net of general, selling and administrative expenses)

Commission and Fees are earned by both the SIO and Agency reporting units.  The SIO reporting unit earns a fee for service on the Company’s managed programs.  The Company generates fees by providing a variety of operational and administrative functions (i.e. policy administration, loss prevention, litigation management, etc.) to insurers.

The Company expects a 1.8% decrease in net commissions and fees in 2013 when compared to 2012.  During the recession and soft market over the past few years, the Company has experienced a decline in the fee based revenues.  As the market is showing a slow movement toward hardening, the Company feels many of the fee-based and managed accounts will increase in revenue.  As many of the fee revenue contracts are based on underlying premiums, these revenues are expected to increase.  The increase in revenue is offset by a projected increase in general, selling and administrative (GS&A) expenses.  The increase in GS&A expenses relates to a redistribution of overhead expenses to the fee for service programs due to a reduction in written premium.

Net Investment Income

The Company reported $53.1 million in net investment income during 2012 and estimated a reduction of $2.7 million or 5.0% to $50.5 million in 2013.  The reduction is related to the impact of realizing a $52.0 million gain related to a sales program initiated during the 4th quarter of 2012.  The gains were reinvested a lower yields resulting in a decrease in the investment income estimate.  The reinvestment yield used for the 2013 projection was 2.40% on average extending the impact of the low interest rate environment.

Net Losses and Loss Adjustment Expenses

The Company reported a 79.3% calendar year loss ratio for fiscal year 2012.  The Company projected the 2013 Loss and Loss adjustment expense ratio to be 64.5%, a reduction of 14.8% from 2012.  The reduction consists of 10.0% in development on prior accident years and 2.0% on unusual storm activity that included Super Storm Sandy during 2012.  Additional adjustments include a 5.1% improvement for rate increases and underwriting enhancement initiatives offset by increases in loss trends of 1.3% and a 1.0% risk margin.

Expense Ratio/Policy Acquisition Costs

The Company reported a 32.1% expense ratio during 2012.  The Company projected a 33.9% expense ratio for 2013, an increase of 1.8%.  The slight increase is related to deleveraging of fixed costs due to the projected decrease in written premium.

Tax Rate

In determining the tax rate that a market participant would use in valuing the SIO, the Company started with a marginal federal tax rate of 35% on all underwriting income and an effective tax rate of 25% on all net investment income (reflecting the significance of our tax-exempt bond portfolio).  Applying these rates to the results as discussed above, the total effective tax rate for 2013 was estimated at 25.8%.

Forecast years 2014 - 2017

To determine estimates for 2014 – 2017, the Company considered current business initiatives and the overall economic and insurance industry environment.  The estimates were determined by the executive management.  The following assumptions were used in our DCF calculation for the SIO reporting unit for 2014 through 2017:

Gross Written Premium & Net Earned Premium

The Company has determined that annual growth rates of 5.0% are reasonable estimates for GWP and NEP.  After reviewing the Company’s capital needs with AM Best as it relates to premium to surplus leverage, this growth rate is conservative.  The 5.0% growth rate is conservatively less than our historical performance and our prior models at 7.5%.  The annual growth of 5.0% over the estimate period is consistent with the growth rate estimated by executive management and reviewed by the board of directors.  As mentioned above, this rate is significantly lower than the rate used in prior years primarily due to the concern over the premium to surplus levels.  Additionally, during the fourth quarter of 2012, the Company terminated certain non-profitable and volatile business.  Considering our current review of premium leverage, underwriting profitability, future inflation, and GDP growth we feel our estimate is reasonable.

Commission and Fees (net of general selling and administrative expenses)

As a result of the soft market over the past few years, the Company has seen a decline in the fee based revenues.  As the market is showing a slow movement toward hardening, the Company feels many of the fee-based and managed accounts will increase in revenue.  As many of the fee revenue contracts are based on underlying premiums, these fees are expected to increase.  Based upon this expectation, the Company estimates commission and fees to increase during years 2014 – 2017 of the estimate period at a rate of 3%.

Net Investment Income

To estimate net investment income, the Company applied an expected reinvestment rate to the cash flows for each estimate period.  The reinvestment yields range from 2.60% in 2014 up to 3.50% in 2017.  This generated a book yield ranging between 2.60% and 2.80%. With the low interest rate environment and the pressure associated with quantitative easing, the Company did not anticipate a significant increase in market rates.  The Company selected this growth rate assumption to reflect growth in the asset base with interest rates remaining relatively flat.

Net Losses and Loss Adjustment Expenses (LAE)

The 2013 Loss and LAE ratio was targeted at 64.3%.  The Company anticipated that the loss ratio will improve slightly in 2014 to 63.8%, primarily due to the rate increases and underwriting actions taken during 2012. The market reflects a slight increase in premiums and continues to show signs of firming.  Management projected that this will continue through the estimate period.  As a result, management anticipated incremental improvement in our loss ratio, decreasing from 63.8% in 2014 to 61.3% in 2017.  In addition to the anticipated market firming, management also considered projected premium growth in determining the loss ratios.  The Company feels it can achieve the conservative estimated growth without increasing our risk exposure.

Additionally, with the recent program terminations and underwriting actions, the Company feels the correct actions will be taken to eliminate much of the volatility and uncertainty in our reserves.  This further supports the loss ratio assumptions above as seasoned and well established programs make up an increasing proportion of our total book of business.

Expense Ratio/Policy Acquisition Costs

The Company’s expense ratio is expected to decrease slightly throughout the estimate period (34.2% in 2014 to 33.6% in 2017).  The slight decrease in the expense ratio is the result of leveraging fixed expenses across a larger premium base as the Company continues to moderately grow.

Tax Rate

In determining the tax rate a market participant would use in valuing the SIO, the Company started with a marginal federal tax rate of 35% on all underwriting income and an effective tax rate of 25% on all net investment income.  A lower effective tax rate was used for net investment income as a large portion of this income is generated by tax exempt municipal bond interest.  The tax exempt interest generated by these securities is a key component in reducing the effective tax rate on the Company’s future cash flows.  The long term estimate and business model do not anticipate any significant changes in the current asset allocation.  Additionally, management, through consultation with Conning (asset manager), has considered the potential for deduction limitations under the current tax code (such as alternative minimum tax).  The Company has determined that such limitations are remote. Therefore to determine an accurate fair value of the SIO reporting unit the tax benefit of the municipal portfolio was included.  For state income taxes, the analysis used a marginal rate of 1.9% which is appropriate considering all material state imposed taxes are included in policy and acquisition costs as premium taxes.

Given the continuance of expected tax exempt interest, expected portfolio growth, and future asset allocation the effective tax rate used is reasonable for purposes of valuing the SIO.

Forecast Years beyond 2017

For the years beyond 2017, the Company used a trend of 3% growth for all revenue and expense items as well as cash flow adjustment items.  The only exception to the 3% growth rate was amortization expense which is expected to decrease gradually as the underlying assets become fully amortized.

Overall DCF Assumptions

Weighted Average Cost of Capital (“WACC”)

As of December 31, 2012, the Company determined the appropriate WACC or discount rate to be 11.5% based upon the components below.  This rate is within the range of the rates used by an independent consulting firm within their October 1, 2012 Income Approach calculation of SIO fair value (11.5% - 12.5%).  The following is a summary of the components of the WACC:

Weighted Average Cost of Capital Calculation
Cost of Equity
Risk Free Rate	4.00%
Beta	1.07
Market Risk Premium	5.50%
Small Stock Premium	2.80%
Specific Stock Premium	1.50%
Total Cost of Equity	14.19%

Total Cost of Debt (After Tax)	3.70%

Cap Structure (Debt/Equity)	25/75
Calculated WACC	11.56%
Rounding	-0.06%
Estimated WACC	11.50%

Premium Leverage

The following table summarizes the 10 year historical premium leverage as compared to the peer group:

Amounts in '000's	Fiscal Year
Meadowbrook	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Gross Written Premium	$253	$313	$332	$331	$346	$458	$689	$802	$904	$1,067
Net Written Premium	$190	$234	$258	$263	$280	$375	$580	$694	$776	$798
Net Premiums Written/ Gross Premiums Written (%)	74.9%	74.6%	77.7%	79.4%	80.9%	82.0%	84.2%	86.5%	85.9%	74.8%
Gross Premium Leverage	253%	260%	235%	200%	184%	142%	196%	216%	235%	250%
Net Premium Leverage	190%	194%	183%	159%	149%	116%	165%	187%	201%	187%

Average of Peer Group
Gross Written Premium	$503	$782	$846	$971	$972	$1,083	$1,200	$1,190	$1,280	$1,453
Net Written Premium	$308	$583	$661	$742	$750	$832	$939	$899	$1,013	$1,122
Net Premiums Written/ Gross Premiums Written (%)	61.3%	74.6%	78.1%	76.4%	77.1%	76.8%	78.2%	75.5%	79.2%	77.2%
Gross Premium Leverage	207%	168%	159%	146%	130%	155%	142%	141%	129%	140%
Net Premium Leverage	127%	125%	124%	111%	100%	119%	111%	107%	102%	108%

The Company used projected premium leverage (gross written premium to surplus) of 275% within its DCF model.  As indicated in the table above, the Company has historically operated at higher gross premium leverage than the peer group.  Management feels that the Company is able to operate at this higher level due to a number of reasons when compared to the peer group as discussed below:

•	Underwriting Diversification – the Company has underwriting revenues that are diversified geographically, by class and line of business, type of insured and distribution. In addition, the Company also markets and underwrites insurance programs and products on both an admitted and non-admitted basis through a broad and diverse network of independent retail agents, wholesalers, program administrators and general agents. This diversified business mix strategically positions the Company with a more balanced product and distribution platform.

•	Reinsurance – the Company has used its reinsurance relationships to reduce the leverage on a net premium basis and support its premium production. The Company has established very strong working relationships with its excess of loss and quota share reinsurance partners.

•	Proven track record – Historically, the Company has developed a track record of delivering consistent, profitable growth. Except for fiscal year 2012, the Company has reached or exceeded its guidance and has been profitable every year since 2002. The Company has demonstrated the ability to remediate business that falls short of targets and restrict business written in states and classes of business where the opportunity to achieve certain underwriting targets is limited. The following is a summary of historical profitable underwriting results:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	Average
Statutory Combined Ratio	102.2	101.3	98.2	96.6	93.8	92.2	92.7	94.4	98.8	112.2	98.2
Current estimate of Accident year Combined ratio	100.7	99.4	96.3	97.6	96.4	96.7	98.0	99.1	97.8	99.2	98.1

•	Diverse revenue sources – In addition to the underwriting operations, the Company has a significant amount of revenue from fee-for-service business that includes risk management services and commission revenue from our agencies. This fee-for-service revenue source provides additional support from a non-regulated standpoint.

Additionally, historical discussions and correspondence with A.M. Best acknowledged the Company’s ability to maintain higher than peer group ratios with reference to the reasons identified above.

Subsequent Triggering Event

On August 2, 2013, A.M. Best Company (“A.M. Best”) lowered the Company’s issuer credit rating, as well as its financial strength ratings and downgraded the Company’s Insurance Company Subsidiaries financial strength rating from “A-“(Excellent) with a “negative” outlook to “B++” (Good) with a “stable” outlook.  A.M. Best stated in its press release related to the downgrade “The rating downgrades take into consideration MIGI’s second quarter 2013 earnings announcement and the weaker than anticipated results due in large part to $21.4 million of prior year adverse loss reserve development and $8.2 million of pre-tax losses (on prior years) the result of adverse reinsurance arbitration. In the second quarter of 2013, MIGI reported a net operating loss of $4.4 million”.
The Company evaluates existing goodwill for impairment on an annual basis, or more frequently if events or circumstances indicate that the asset might be impaired.  The A.M. Best downgrade based on the second quarter results represented a triggering event for potential goodwill impairment.  The Company performed an interim goodwill impairment evaluation as of June 30, 2013, as required under ASC 350, Goodwill and Other Intangible Assets.  Pursuant to ASC 350, goodwill and intangible assets with indefinite lives must be tested for impairment at least once a year or more frequently if management believes indicators of impairment exist.  After our earnings release and prior to the issuance of our 2Q 2013 financial statements, this subsequent event led to an in depth Step 1 goodwill impairment evaluation.

There were no factors that existed at March 31, 2013 or June 30, 2013 (prior to the action taken by A.M. Best on August 2, 2013) that would require an interim goodwill impairment review.  Various factors displayed during the first six months of 2013 showed improvement in the Company’s financial position.  The share price of the Company’s stock increased from $5.78 to $8.03 per share between January 1, 2013 and June 30, 2013.  During the first quarter of 2013, the Company issued convertible debt and enhanced the capital and surplus of its regulated subsidiaries by $70 million.  During the first two quarters of 2013, the Company’s loss reserves on our ongoing business had stabilized.  Additionally, A.M. Best lifted their “under review” status on the Company’s financial strength rating on April 19, 2013.  These positive developments further confirmed the Company’s position that no factors existed that would indicate potential goodwill impairment during the period of January 1, 2013 through August 1, 2013.

Outside of what is stated in the press release by A.M. Best, the Company is not aware of the specific factors A.M. Best used in determining to downgrade the financial strength rating.

15. Commitments and Contingencies, page 92

5.
Please refer to your response to our comment six.  Your statement “the Company does not expect the outcome of the claims, lawsuits and proceedings to which the Company is a party to will have a material adverse effect on the Company’s financial condition.”  This disclosure does not satisfy the disclosure required by ASC 450-20-50. Please revise your proposed disclosure, accordingly.

Management’s Responses:
In our response to comment #6 on the Form 10-K for Fiscal Year Ended December 31, 2012 set forth in your letter dated July 16, 2013, we proposed certain enhancements to our disclosures under Commitments and Contingencies, which were set forth in our response letter to you dated August 16, 2013 and which were reflected in our Form 10-Q filing for the six months ended June 30, 2013.  In response to comment #5 on the Form 10-K for Fiscal Year Ended December 31, 2012, under Commitments and Contingencies, the following further revised disclosures will apply in 2013 and be included with the Form 10-Q filing for the nine months ended September 30, 2013.   We have included the original (and revised) disclosures which have been enhanced to include the requirements above.  The further enhanced portions of the disclosures are indicated in bold and underlined below and reflect enhancements.

15. COMMITMENTS AND CONTINGENCIES:

(enhanced disclosures to MD&A Legal Contingencies and Note 15)

The Company, and its subsidiaries, are subject at times to various claims, lawsuits and proceedings relating principally to alleged errors or omissions in the placement of insurance, claims administration, consulting services and other business transactions arising in the ordinary course of business.  Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings.  Some of these claims, lawsuits and proceedings seek damages, including consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant.   Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by the policy of insurance at issue. We account for such activity through the establishment of unpaid 1oss and loss expense reserves.  We also maintain errors and omissions insurance and extra-contractual coverage under the reinsurance treaty related to the policy of insurance at issue or other appropriate insurance.  In terms of any retentions or deductibles associated with such insurance, the Company has established accruals for such retentions or deductibles, when necessary, based upon current available information.  In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable; then an accrual for the costs to resolve these claims is recorded by the Company in the accompanying consolidated balance sheets.  Period expenses related to the defense of such claims are included in the accompanying consolidated statements of income.  Management, with the assistance of outside counsel, adjusts such provisions according to new developments or changes in the strategy in dealing with such matters.  On the basis of current information, the Company does not believe that there is a reasonable possibility that any material loss exceeding amounts already accrued, if any, will result from any ~~the outcome~~ of the claims, lawsuits and proceedings to which the Company is subject to, either individually, or in the aggregate, ~~will have a material adverse effect on the Company’s financial condition~~.  ~~However, it is possible that future results of operations or cash flows for any particular quarter or annual period could be materially affected by an unfavorable resolution of any such matters~~.

15. Commitments and Contingencies, page 92

6.
You state that on July 23, 2013, the Company was notified of an adverse reinsurance arbitration award against the Company on ceded losses that date back to a reinsurance treaty in place for the 1999 to 2001 policy periods. You state that the loss was recorded in the second quarter 2013 financial statements and had a pre-tax impact of $8.2 million and an after-tax impact of $5.3 million, or $0.11 per diluted share. As the amount appears to be material to net income for the three months ended March 31, 2013 and the year ended December 31, 2012, please tell us why no disclosure was made in the most recent filings regarding this litigation in accordance with ASC 450-20-50.

Management’s Responses:
As noted in our response to comment #6 on the Form 10-K for Fiscal Year Ended December 31, 2012 set forth in your letter dated July 16, 2013, as of December 31, 2012, the Company did not believe that there was a reasonable possibility that any material loss exceeding amounts already accrued, if any, would result from any then-existing claims, lawsuits or proceedings to which the Company was subject at such time.  The Company has been carefully monitoring the reinsurance arbitration in question throughout the life of the arbitration and, based on a review of the facts, circumstances and legal arguments available to the Company at the time and following consultations with internal counsel and the Company’s outside counsel handling the reinsurance arbitration matter, the Company did not believe, as of December 31, 2012 or March 31, 2013, that there was a reasonable possibility that any material loss would result from the then-existing reinsurance arbitration.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.

Sincerely,

/s/ Robert S. Cubbin	/s/ Karen M. Spaun
Robert S. Cubbin	Karen M. Spaun
Chief Executive Officer	Senior Vice President and
Chief Financial Officer